SCHEDULE A
to the Investment Advisory Agreement

(as amended March 15, 2013 to add WBI Absolute Return Balanced Plus Fund and
WBI Absolute Return Dividend Income Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
WBI Absolute Return Balanced Fund	1.00% of average net assets
WBI Absolute Return Dividend Growth Fund	1.00% of average net assets
WBI Absolute Return Balanced Plus Fund	1.00% of average net assets
WBI Absolute Return Dividend Income Fund	1.00% of average net assets

ADVISORS SERIES TRUST on behalf of each series of the Trust listed on Schedule A	WBI INVESTMENTS, INC.

By: /s/ Douglas G. Hess	By: /s/ Donald R. Schreiber
Name: Douglas G. Hess	Name: Donald R. Schreiber
Title: President	Title: Chief Executive Officer